Wipro Limited - Results for the quarter ended June 30, 2006

Wipro Limited - Consolidated Audited Segment-wise Business performance for the quarter ended June 30, 2006 (In Rs. Million)

Particulars	Quarter ended June 30, 2006	Quarter ended June 30, 2005	Growth %	Year ended March 31, 2006
Revenues				
IT Services	21,842	15,495	41	72,531
Acquisitions	565	-		502
BPO Services	2,098	1,823	15	7,627
Global IT Services and Products	**24,505**	**17,318**	**42**	**80,660**
India and AsiaPac IT Services and Products	4,564	3,382	35	17,048
Consumer Care and Lighting	1,768	1,364	30	6,008
Others	804	707	14	3,323
Eliminations	(216)	(152)		(781)
Total	**31,425**	**22,619**	**39**	**106,258**
Profit Before Interest and Tax (PBIT)				
IT Services	5,690	4,002	42	18,751
Acquisitions	(96)	-		45
BPO Services	426	156	173	1,058
Global IT Services and Products	**6,020**	**4,158**	**45**	**19,854**
India and AsiaPac IT Services and Products	353	218	62	1,459
Consumer Care and Lighting	231	187	24	805
Others	69	76	-9	388
Total	**6,673**	**4,639**	**44**	**22,506**
Interest (Net) and Other Income	507	214	137	1,272
PROFIT BEFORE TAX	**7,180**	**4,853**	**48**	**23,778**
Income Tax expense including Fringe Benefit Tax	(1,041)	(628)	66	(3,391)
Profit before Share in earnings / (losses) of Affiliates and minority interest	**6,139**	**4,225**	**45**	**20,387**
Share in earnings of affiliates	65	56		288
Minority interest	-	(1)		(1)
PROFIT AFTER TAX	**6,204**	**4,280**	**45**	**20,674**
Earnings per share - EPS(PY: Adjusted EPS for bonus issue in ratio of 1:1) Equity Shares of par value Rs. 2/- each				
Basic (in Rs.)	**4.37**	**3.06**		**14.70**
Diluted (in Rs.)	**4.30**	**3.02**		**14.45**
Operating Margin				
IT Services	26%	26%		26%
Acquisitions	-17%	-		9%
BPO Services	20%	9%		14%
Global IT Services and Products	**25%**	**24%**		**25%**
India and AsiaPac IT Services and Products	8%	6%		9%
Consumer Care and Lighting	13%	14%		13%
Total	**21%**	**21%**		**21%**
Capital employed				
IT Services	25,685	23,968		27,952
Acquisitions	7,285	-		2,692
BPO Services	7,010	4,846		6,357
Global IT Services and Products	**39,980**	**28,814**		**37,001**
India and AsiaPac IT Services and Products	3,211	1,903		2,401
Consumer Care and Lighting	2,181	719		1,210
Others	29,894	27,145		26,272
Total	**75,266**	**58,581**		**66,884**
Capital Employed Composition				
IT Services	34%	41%		41%
Acquisitions	10%	-		4%
BPO Services	9%	8%		10%
Global IT Services and Products	**53%**	**49%**		**55%**
India and AsiaPac IT Services and Products	4%	3%		4%
Consumer Care and Lighting	3%	1%		2%
Others	40%	47%		39%
Total	**100%**	**100%**		**100%**
Return on average capital employed				
IT Services	85%	71%		76%
Acquisitions	-8%	-		3%
BPO Services	25%	9%		14%
Global IT Services and Products	**63%**	**57%**		**59%**
India and AsiaPac IT Services and Products	50%	53%		77%
Consumer Care and Lighting	54%	91%		36%
Total	**38%**	**33%**		**37%**

Notes to segment report:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by The Institute of Chartered Accountants of India.
2. Segment revenue includes exchange differences which are reported in other income in the financial statements.
3. PBIT for the quarter June 30, 2006 is after considering restricted stock unit amortisation of Rs. 149 Million (2005: Rs. 173 Million & 2006: Rs. 633 Million). PBIT of Global IT Services and Products for the quarter June 30, 2006 is after considering restricted stock unit amortisation of Rs. 131 Million (2005: Rs. 145 Million & 2006: Rs. 544 Million).
4. Capital employed of segments include current liabilities:

(In Rs. Million)

Name of the segment	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006
Global IT Services and Products	[illegible]	[illegible]	[illegible]
India & AsiaPac IT services and Products	4,882	[illegible]	[illegible]
Consumer Care and Lighting	1,238	489	1,080
Others	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]

5. Capital employed of 'Others' includes cash and cash equivalents including liquid mutual funds of Rs. 35,406 Million (2005: Rs. 26,911 Million & 2006: Rs.29,817 Million).
6. The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table shown alongside:

(In Rs. Million)

Geography	Quarter ended June 30, 2006	%	2005	%	Year ended March 31, 2006	%
India	5,541	17	[illegible]	23	22,409	11
USA	[illegible]	52	11,448	51	[illegible]	50
Europe	[illegible]	24	[illegible]	23	26,311	13
Rest of the world	[illegible]	3	[illegible]	2	[illegible]	4
Total	31,425	100	22,619	100	106,258	100

7. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.
8. Until June 30, 2005, the Company reported IT Services and BPO Services as an integrated business segment - Global IT Services and Products. Effective July 2005, the Company reorganised the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO Services.
9. Effective April 1, 2006, the Company acquired 100% equity of cMango Inc and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 984 Million and an earn-out of USD 12 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
The purchase consideration has been allocated based on book value of assets/ liabilities and goodwill of Rs. 907 Million has been recorded.
10. Effective June 1, 2006, the Company acquired 100% equity of Retail Box BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,425 Million and an earn-out of Euro 11 Million to be determined and paid in the future based on specific financial metrics being achieved over a two-year period. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
The purchase consideration has been allocated on a preliminary basis based on management's estimates and goodwill of Rs. 2,039 Million has been recorded. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded.
11. On June 29, 2006, the Company acquired 100% equity of Saraware Oy (Saraware) for an aggregate consideration of Rs. 975 Million. Saraware provides design and engineering services to telecom companies. In addition, the Company would pay an earn-out of Euro 7 Million to be determined based on financial targets being achieved over a period of 18 months.
The purchase consideration has been allocated on a preliminary basis based on management's estimates and goodwill of Rs. 1,149 Million has been recorded. The Company is in the process of making final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded.
12. In May 2006, the Company acquired the trademark / brand "North-West", plant and machinery, moulds and dyes and technical know-how relating to plant and machinery from North-West Switchgear Limited for an aggregate cash consideration of Rs 1,053 Million and an earn-out of Rs. 280 Million to be determined and paid in future based on specific financial metrics being achieved during a four year period. The Company has also entered into a non-compete agreement with the sellers of "North-West" brand for a cash consideration of Rs. 30 Million.

Wipro Limited – Stand alone – Parent Company Audited Financial Statements for the quarter ended June 30, 2006 (In Rs. Million)

Particulars	Quarter ended June 30, 2006	Quarter ended June 30, 2005	Year ended March 31, 2006
REVENUES	30,016	20,272	102,479
Cost of Sales / Services			
a. Consumption of raw materials*	3,510	2,761	13,265
b. Other expenditure	15,710	9,986	52,593
Gross Profit	**10,796**	**7,525**	**36,621**
Selling and Marketing expenses	1,957	1,515	6,514
General and Administrative expenses	1,359	854	5,065
Operating Profit before interest and depreciation	**7,480**	**5,156**	**25,042**
Interest expense	1	6	31
Depreciation	811	563	2,923
Operating Profit after interest and depreciation	**6,668**	**4,587**	**22,088**
Other income	503	83	1,317
Profit before tax	**7,171**	**4,670**	**23,405**
Provision for tax	980	621	3,200
PROFIT FOR THE PERIOD	6,191	4,049	20,205
Paid up equity share capital	2,864	1,410	2,852
Reserves	69,560	52,357	61,353
Earnings per share (EPS)			
(PY: Adjusted EPS for bonus issue in ratio of 1:1)			
Basic - (in Rs.)	4.36	2.90	14.37
Diluted - (in Rs.)	4.30	2.86	14.15
Aggregate of non promoters shareholding			
Number of shares	270,856,681	124,303,073	264,618,007
Percentage of holding	18.91%	17.63%	18.55%
Details of expenditure			
Items exceeding 10% of total expenditure			
Staff Cost	12,369	9,074	42,390
*Includes Increase / (Decrease) in finished and processed stocks	(126)	114	(242)

Status of Redressal of Complaints received for the period from April 1, 2006 to June 30, 2006

Nature of Complaints	Opening balance for the quarter	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved
Non-receipt of Securities	-	10	10	-
Non-receipt of Annual Reports	-	6	6	-
Correction / revalidation of Dividend warrants	-	86	86	-
SEBI / Stock Exchange complaints	-	1	1	-
Non-receipt of Dividend warrants	-	30	30	-
Total	-	133	133	-

Notes :

1. The above audited financial results were approved by the Board of Directors of the Company at its meeting held on July 19, 2006.
2. Effective April 1, 2006, the Company through its subsidiaries acquired 100% equity of cMango Inc and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 984 Million and an earn-out of USD 12 Million to be determined and paid in the future based on specific financial metrics being achieved over a two-year period.
3. Effective June 1, 2006, the Company through its subsidiaries acquired 100% equity of Retail Box BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,425 Million and an earn-out of Euro 11 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period.
4. On June 29, 2006, the Company through its subsidiaries acquired 100% equity of Saraware Oy (Saraware) for an aggregate consideration of Rs. 975 Million. Saraware provides design and engineering services to telecom companies. In addition, the Company would pay an earn-out of Euro 7 Million to be determined based on financial targets being achieved over a period of 18 months.
5. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortised on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended June 30, 2006 would have been lower by Rs. 28 Million & Rs. 24 Million respectively. Similarly, the profits before tax and profit after tax for the quarter ended June 30, 2005 and year ended March 31, 2006 would have been lower by Rs. 213 Million & Rs. 197 Million and Rs. 490 Million & Rs. 449 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

Based on the performance of various other established brands in the market of similar products, and based on future economic benefits using reasonable and supportable assumptions that represent best estimate of the set of economic conditions that will exist over the useful life of the asset, the Company estimates that the useful life of the brand is 20 years. The brand is amortised on a straight line basis. Intangibles economic life includes period for which renewal of legal rights is virtually certain. Payment for non-compete is amortised over the period of the non-compete agreement.

13. As at June 30, 2006, revenues, operating profits and capital employed (including goodwill) of mPower, New Logic, cMango, Enabler & Saraware are reported separately under 'Acquisitions'.
14. As of June 30, 2006, forward contracts and options (including zero cost collars) to the extent of USD 144 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the balance sheet date is recognised in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognised in the profit and loss account.
Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realises the cash inflows at spot rate, otherwise the Company realises the inflows at the upper or lower strike price.
The exchange differences on the forward contracts and gain / loss on options are recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium / discount at inception of forward contracts is amortised over the life of the contract.
In respect of option/forward contracts which are not designated as hedge of highly probable forecasted transactions, realised/unrealised gain or loss are recognised in the profit and loss account of the respective periods.
As at June 30, 2006, the Company had forward / option contracts to sell USD 535 Million, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts is a loss of Rs. 172 Million. The final impact of such contracts will be recognised in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.
15. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortised on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP.
The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended June 30, 2006 would have been lower by Rs. 28 Million & Rs. 24 Million respectively. Similarly, the profits before tax and profit after tax for the quarter ended June 30, 2005 and year ended March 31, 2006 would have been lower by Rs. 215 Million & Rs. 197 Million and Rs. 490 Million & Rs. 449 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.
16. a) In accordance with Accounting Standard 21 "Consolidated Financial Statements" issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.
b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 "Financial Reporting of Interest in Joint Venture". Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial statements".
c) In accordance with the guidance provided in Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.

By order of the Board
Place: Bangalore
Date: July 19, 2006

Azim H Premji
Chairman

WIPRO
Applying Thought

WIPRO LIMITED
Regd. Office: Doddakannelli,
Sarjapur Road, Bangalore - 560 035.
www.wipro.com